

BAE Systems plc

TOTAL VOTING RIGHTS – MONTH-END NOTIFICATION

As at 31 August 2007 BAE Systems plc:

(i) had 3,569,612,389 issued ordinary shares of 2.5 pence each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of ordinary shareholders of BAE Systems plc;

(ii) held 61,945,000 ordinary shares in treasury. The voting rights of treasury shares are automatically suspended;

(iii) accordingly, had total voting rights of 3,507,667,389.

The total voting rights figure (3,507,667,389) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, BAE Systems plc under the FSA's Disclosure and Transparency Rules.

31 August 2007